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Phone:	(212) 885-5000
Fax:	(917) 332-3057
Email:	brad.shiffman@blankrome.com

July 14, 2025

VIA EDGAR AND OVERNIGHT DELIVERY

Pearlyne Paulemon; Jeffrey Gabor

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C. 20549

Re:	XCel Brands, Inc. Registration Statement on Form S-1/A Submitted July 8, 2025 CIK No. 0001083220

Dear Ms. Paulemon and Mr. Gabor,

On behalf of our client, XCel Brands, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find below the Company’s response to the verbal comment provided on July 11, 2025, from the staff of the Securities and Exchange Commission (the “Staff”).

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1/A

General

1.	We note your response to comment no. 3 and reissue our comment. Please specifically incorporate by reference all documents required to be incorporated by Item 12, including Item 12(a)(2).

Response: The Company respectfully notes the Staff’s verbal comment and advises the Staff that the Registration Statement has been amended to incorporate all information required to be incorporated by reference, including pursuant to Item 12(a)(2). Specifically, the Registration Statement has been amended to incorporate the proxy statements filed after year-end December 31, 2024 by reference.

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July 14, 2025

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 885-5442 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Brad L. Shiffman

Brad L. Shiffman